UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

892231101

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
OCM POF IV AIF GAP Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,565,609 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
7,565,609 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,565,609 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”), held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2014.

1	NAMES OF REPORTING PERSONS
OCM PF/FF Radio Holdings, PT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,684,479 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
4,684,479 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,684,479 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
OCM/GAP Holdings IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,565,609 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
7,565,609 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,565,609 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Solely in its capacity as general partner of GAP Holdings.

(2)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
OCM Principal Opportunities Fund IV AIF (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,565,609 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
7,565,609 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,565,609 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as sole shareholder of OCM/GAP.

(2)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Oaktree Fund AIF Series, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,684,479 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
4,684,479 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,684,479 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as general partner of Radio Holdings and general partner of Principal Opportunities.

(2)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Oaktree Fund GP AIF, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,250,088 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,250,088 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,250,088 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as general partner of Series AIF.

(2)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Oaktree Fund GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,250,088 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,250,088 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,250,088 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as managing member of Fund GP AIF LLC.

(2)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Oaktree AIF Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,250,088 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,250,088 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,250,088 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as general partner of GP III.

(2)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Oaktree AIF Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,250,088 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,250,088 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,250,088 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Solely in its capacity as general partner of AIF Investments.

(2)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,250,088 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,250,088 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,250,088 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as sole voting shareholder of AIF Holdings.

(2)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,250,088 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,250,088 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,250,088 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as general partner of Capital Group LP.

(2)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
FiveWire Media Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
574,980 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
574,980 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
574,980 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Steven Price
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,575,677 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
2,575,677 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,575,677 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Stuart Rosenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
974,979 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
974,979 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
974,979 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Alex Berkett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
499,343 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
499,343 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
499,343 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Dhruv Prasad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
499,343 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
499,343 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
499,343 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

1	NAMES OF REPORTING PERSONS
Scott Schatz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
248,546 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
248,546 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
248,546 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons party to the Stockholders’ Agreement described below may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 8,767,242 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2014, upon completion of the Issuer’s initial public offering, as described in the final prospectus on Form 424(b)(4) of the Issuer, dated July 23, 2014, filed with the Commission on July 25, 2014.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 240 Greenwich Avenue, Greenwich, Connecticut 06830.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (c) and (f)

This Schedule 13D is being filed by:

1.	OCM POF IV AIF GAP Holdings, L.P., a Delaware limited partnership (“GAP Holdings”), whose principal business is to acquire, hold and dispose of shares of ownership interests in the Issuer;

2.	OCM PF/FF Radio Holdings, PT, L.P., a Delaware limited partnership (“Radio Holdings”), whose principal business is to acquire, hold and dispose of shares of ownership interests in the Issuer;

3.	OCM/GAP Holdings IV Inc., a Delaware corporation (“OCM/GAP”) whose principal business is to serve as, and perform the functions of, the general partner of GAP Holdings and to hold limited partnership interests in GAP Holdings;

4.	OCM Principal Opportunities Fund IV AIF (Delaware), L.P., a Delaware limited partnership (“Principal Opportunities”) and the sole shareholder of OCM/GAP, whose principal business is to generally invest in securities and obligations of other entities;

5.	Oaktree Fund AIF Series, L.P., a Delaware limited partnership (“Series AIF”) whose principal business is to serve as, and perform the functions of, a general partner of alternative investment funds or other investment vehicles and to acquire, hold and dispose of securities;

6.	Oaktree Fund GP AIF, LLC, a Delaware limited liability company (“Fund GP AIF LLC”) whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds;

7.	Oaktree Fund GP III, L.P., a Delaware limited partnership (“GP III”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

8.	Oaktree AIF Investments, L.P., a Delaware limited partnership (“AIF Investments”) whose principal business is to serve as, and perform the functions of, the general partner of GP III;

9.	Oaktree AIF Holdings, Inc., a Delaware corporation (“AIF Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of AIF Investments and to hold limited partnership interests in AIF Investments;

10.	Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“Capital Group LP”), whose principal business is to act as a holding company of economic interests in various companies;

11.	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH” and collectively with the entities described in the forgoing clauses (1) through (10), the “Oaktree Reporting Persons”), whose principal business is to serve as, and perform the functions of, the general partner of Capital Group L.P. and the manager of Oaktree Capital Group, LLC;

12.	FiveWire Media Ventures LLC, a Delaware limited liability company (“FiveWire”), whose principal business is to hold shares of Class A Common Stock of the Issuer;

13.	Steven Price, a United States citizen and the managing member of FiveWire

14.	Stuart Rosenstein, a United States citizen and a member of FiveWire;

15.	Alex Berkett, a United States citizen and a member of FiveWire;

16.	Dhruv Prasad, a United States citizen and a member of FiveWire; and

17.	Scott Schatz, a United States citizen and a member of FiveWire (collectively with the persons described in the foregoing clauses (13) through (16), the “FiveWire Members”) (collectively with the entities described in the forgoing clauses (1) through (16), the “Reporting Persons”).

The attached Annex A, which sets forth a listing of the directors, executive officers, members and general partners, as applicable, of each Oaktree Reporting Person (collectively, the “Oaktree Covered Persons”), is incorporated by reference. Except as set forth in Annex A, each of the Oaktree Covered Persons that is a natural person is a United States citizen.

The attached Annex B, which sets forth a listing of the executive officers and members, as applicable, of FiveWire (collectively, the “FiveWire Covered Persons” and together with the Oaktree Covered Persons, the “Covered Persons”). Except as set forth on Annex B, each of the FiveWire Covered Persons that is a natural person is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, date as of August 4, 2014, a copy of which is attached hereto as Exhibit 99.1.

(b)

The principal business address of each of the Oaktree Reporting Persons and each Oaktree Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

The principal business address of FiveWire and the FiveWire Members is c/o Townsquare Media, Inc., 240 Greenwich Avenue, Greenwich, Connecticut 06830.

(d), (e)

During the last five years, none of the Oaktree Reporting Persons or, to the best of Oaktree’s knowledge, the Oaktree Covered Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

During the last five years, none of the FiveWire Members or, to the best of FiveWire’s knowledge, the FiveWire Covered Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A significant portion of the shares of Class A Common Stock owned by the Reporting Persons were acquired prior to the initial public offering of the Issuer. Subsequent to the initial public offering of the Issuer, Radio Holdings acquired additional shares of Class A Common Stock of the Issuer funded through working capital and Mr. Price acquired additional shares of Class A Common Stock of the Issuer funded through personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The shares of the Issuer’s Class A Common Stock described herein were acquired by the Reporting Persons for investment purposes and for the purposes described below.

The Oaktree Reporting Persons will continuously evaluate the Issuer’s business and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Issuer’s Class A Common Stock, Class B Common Stock or other financial instruments related to the Issuer will be acquired by GAP Holdings, Radio Holdings or by other affiliated investment funds and accounts or whether GAP Holdings, Radio Holdings or any such other affiliated investment funds and accounts will dispose of shares of the Issuer’s Class A Common Stock, Class B Common Stock or other financial instruments related to the Issuer. At any time, additional shares of Class A Common Stock, Class B Common Stock or other financial instruments related to the Issuer may be acquired or some or all of the shares of the Issuer’s Class A Common Stock, Class B Common Stock or other financial instruments related to the Issuer beneficially owned by the Oaktree Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Oaktree Reporting Persons or, to their best knowledge, any Oaktree Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Oaktree Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Oaktree Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other members of the Issuer or other third parties regarding such matters.

FiveWire and the FiveWire Members intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, price levels of shares of the Class A Common Stock, other investment opportunities available to FiveWire and the FiveWire Members, market conditions and general economic and industry conditions, FiveWire and the FiveWire Members may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Class A Common Stock, Class B Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Throughout this Schedule 13D, shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of the date of this Schedule. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

Each holder of Class B Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. In connection with the transfer of shares of Class B Common Stock, unless the transferee is an affiliate or related party of GAP Holdings, Radio Holdings or FiveWire, such transferred shares will automatically convert into an equal number of shares of Class A Common Stock.  Holders of Class A Common Stock are entitled to one vote per share on matters to be voted upon by shareholders, holders of Class B Common Stock of the Issuer are entitled to ten votes per share on matters to be voted upon by shareholders and holders of Class C Common Stock of the Issuer are not entitled to vote on matters to be voted upon by the shareholders generally.

As of August 5, 2014, Radio Holdings directly holds 1,493,224 shares of Class A Common Stock, 638,251 shares of Class B Common Stock of the Issuer and warrants to purchase 2,553,004 shares of Class A Common Stock, which warrants are immediately exercisable.

As of August 5, 2014, GAP Holdings directly holds 1,513,122 shares of Class B Common Stock of the Issuer and warrants to purchase 6,052,487 shares of Class A Common Stock, which warrants are immediately exercisable.

OCM/GAP, in its capacity as the general partner of GAP Holdings, has the ability to direct the management of GAP Holdings’ business, including the power to direct the decisions of GAP Holdings regarding the vote and disposition of securities held by GAP Holdings; therefore, OCM/GAP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings.

Principal Opportunities, in its capacity as the sole shareholder of OCM/GAP, has the ability to direct the management of OCM/GAP’s business, including the power to direct the decisions of OCM/GAP regarding the vote and disposition of securities held by OCM/GAP; therefore, Principal Opportunities may be deemed to have indirect beneficial ownership of the Issuer’s Class A Common Stock held by GAP Holdings.

Series AIF, in its capacity as a general partner of Radio Holdings, has the ability to direct the management of Radio Holdings’ business, including the power to direct the decisions of Radio Holdings regarding the vote and disposition of the securities held by Radio Holdings, and in its capacity as general partner of Principal Opportunities, has the ability to direct the management of Principal Opportunities’ business, including the power to direct the decisions of Principal Opportunities regarding the vote and disposition of securities held by Principal Opportunities; therefore, Series AIF may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by Radio Holdings and GAP Holdings.

Fund GP AIF LLC, in its capacity as general partner of Series AIF, has the ability to direct the management of Series AIF’s businesses, including the power to direct the decisions of Series AIF regarding the vote and disposition of the securities held by Series AIF; therefore, Fund GP AIF LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

GP III, in its capacity as the managing member of Fund GP AIF LLC, has the ability to direct the management of Fund GP AIF LLC’s business, including the power to direct the decisions of Fund GP AIF LLC regarding the vote and disposition of the securities held by Fund GP AIF LLC; therefore, GP III may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

AIF Investments, in its capacity as general partner of GP III, has the ability to direct the management of GP III’s business, including the power to direct the decisions of GP III regarding the vote and disposition of the securities held by GP III; therefore, AIF Investments may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

AIF Holdings, in its capacity as general partner of AIF Investments, has the ability to direct the management of AIF Investment’s business, including the power to direct the decisions of AIF Investments regarding the vote and disposition of the securities held by AIF Investments; therefore, AIF Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

Capital Group LP, in its capacity as the sole voting shareholder of AIF Holdings, has the ability to direct the management of AIF Holding’s business, including the power to direct the decisions of AIF Holdings regarding the vote and disposition of the securities held by AIF Holdings; therefore, Capital Group LP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

OCGH, in its capacity as general partner of Capital Group LP, has the ability to direct the management of Capital Group LP’s business, including the power to direct the decisions of Capital Group LP regarding the vote and disposition of the securities held by Capital Group LP; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

As of August 5, 2014, FiveWire directly holds 574,980 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock.

As of August 5, 2014, Steven Price directly holds 50,737 of the Issuer’s Class B Common Stock. Mr. Price holds 1,824,019 options to purchase an equal number of shares of the Issuer’s Class A Common Stock. Mr. Price directly holds 125,941 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Price is the managing member of FiveWire, and as a result may be deemed to have beneficial ownership of the shares held by it.

Stuart Rosenstein holds 912,009 options to purchase an equal number of shares of the Issuer’s Class B Common Stock. Mr. Rosenstein directly holds 62,970 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Rosenstein is a member of FiveWire and accordingly may be deemed to share in the voting and dispositive power of the shares owned by such entity.

Alex Berkett holds 456,005 options to purchase an equal number of shares of the Issuer’s Class B Common Stock. Mr. Berkett directly holds 43,338 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Berkett is a member of FiveWire and accordingly may be deemed to share in the voting and dispositive power of the shares owned by such entity.

Dhruv Prasad holds 456,005 options to purchase an equal number of shares of the Issuer’s Class B Common Stock. Mr. Prasad directly holds 43,338 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Prasad is a member of FiveWire and accordingly may be deemed to share in the voting and dispositive power of the shares owned by such entity.

Scott Schatz holds 228,002 options to purchase an equal number of shares of the Issuer’s Class B Common Stock. Mr. Schatz directly holds 20,544 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr.Schatz is a member of FiveWire and accordingly may be deemed to share in the voting and dispositive power of the shares owned by such entity.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than with respect to direct holdings of Class A Common Stock, that it is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 of the Exchange Act by each Reporting Person, other than with respect to direct holdings of Class A Common Stock.

To the knowledge of the Oaktree Reporting Persons, none of the Oaktree Covered Persons directly owns any shares of Class A Common Stock; provided, however, that because of each Oaktree Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of an Oaktree Reporting Person, an Oaktree Covered Person may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by such Oaktree Reporting Person. Except to the extent of their pecuniary interest, each of the Oaktree Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Class A Common Stock reported herein pursuant to Rule 13d-4 of the Exchange Act and the filing of this Schedule 13D shall not be construed as an admission that any such Oaktree Covered Person is the beneficial owner of any securities covered by this statement. The Oaktree Reporting Persons are responsible for the completeness and accuracy of the information concerning the Oaktree Reporting Persons contained herein.

To the knowledge of the FiveWire Reporting Persons, none of the FiveWire Covered Persons directly or beneficially owns any shares of Class A Common Stock, except as set forth in this Item 5. Except to the extent of their pecuniary interest, each of the FiveWire Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Class A Common Stock reported herein pursuant to Rule 13d-4 of the Exchange Act and the filing of this Schedule 13D shall not be construed as an admission that any such FiveWire Covered Person is the beneficial owner of any securities covered by this statement. The FiveWire Reporting Persons are responsible for the completeness and accuracy of the information concerning the FiveWire Reporting Persons contained herein.

(c)

The following are the only transaction in shares of Class A Common Stock effected in the past sixty days by the Reporting Persons. Except as set forth below, within the last 60 days, no reportable transactions were effected by any Reporting Person.

On July 24, 2014, Steven Price acquired 50,000 shares of the Issuer’s Class A Common Stock on the open market at a weighted average price per share of $10.1.

On July 25, 2014, Steven Price acquired 737 shares of the Issuer’s Class A Common Stock on the open market at a price per share of $10.1599.

On July 25, 2014, Radio Holdings acquired 132,375 shares of the Issuer’s Class A Common Stock on the open market at a price per share of $10.4608.

On July 28, 2014, Radio Holdings acquired 180,000 shares of the Issuer’s Class A Common Stock on the open market at a price per share of $10.6687.

On July 28, 2014, Radio Holdings acquired 525,000 shares of the Issuer’s Class A Common Stock on the open market at a price per share of $10.6798.

On July 30, 2014, Radio Holdings acquired 224,900 shares of the Issuer’s Class A Common Stock on the open market at a price per share of $10.8.

On July 31, 2014, Radio Holdings acquired 430,949 shares of the Issuer’s Class A Common Stock on the open market at a price per share of $10.8484.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock covered by this statement on Schedule 13D.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Registration Agreement

In connection with the Issuer’s initial public offering, the Issuer entered into a second amended and restated registration agreement, dated July 29, 2014 (the “Registration Agreement”) with certain affiliates of Oaktree Capital Management, L.P. ( “Oaktree”), GE Capital Corporation (“GE Capital”), SOF Investments L.P., FiveWire, the FiveWire Members and certain other of its stockholders. Pursuant to the Registration Agreement, Oaktree has the ability to cause the Issuer to register shares of Class A Common Stock held by GAP Holdings and Radio Holdings. In addition, Oaktree, GAP Holdings and Radio Holdings, GE Capital and such other equity holders have the right to participate in certain registrations by the Issuer of its equity securities.

The Registration Agreement is filed herewith as Exhibit 99.2 and incorporated herein by reference. The foregoing description of the Registration Agreement is qualified in its entirety by reference to the actual agreement.

Stockholders’ Agreement

In connection with the Issuer’s initial public offering, the Issuer entered into a stockholders’ agreement, dated July 29, 2014 (the “Stockholders’ Agreement”) with GAP Holdings, Radio Holdings, FiveWire, and the FiveWire Members. Under

the Stockholders’ Agreement, certain funds managed by Oaktree have the right to designate three director designees to the Issuer’s board of directors so long as such Oaktree managed funds beneficially own at least 33.3% of the number of shares of common stock of the Issuer they held immediately following the consummation of the initial public offering. Each of the directors designated by the funds managed by Oaktree have two votes on each matter until such Oaktree managed funds cease to beneficially own at least 70.0% of the number of shares of common stock they held immediately following the consummation of the Issuer’s initial public offering. These director designees will be voted upon by our stockholders.

In addition, for so long as the funds managed by Oaktree beneficially own at least one-third of the number of shares of common stock they held immediately following the consummation of the initial public offering, each of the FiveWire Members and FiveWire will take all necessary actions to cause the election of such Oaktree managed funds’ director designees.

Furthermore, pursuant to the Stockholders’ Agreement, each of the FiveWire Members and FiveWire granted to the funds managed by Oaktree an irrevocable proxy to vote their shares of Class B Common Stock, which shall remain in effect for so long as such Oaktree managed funds beneficially own at least 50% of the number of shares of common stock they held immediately following the consummation of the initial public offering. Such proxy is assignable by the funds managed by Oaktree to any single transferee, or group of affiliated transferees, of all of the shares of common stock beneficially owned by such Oaktree managed funds immediately following the consummation of the initial public offering.

The Stockholders’ Agreement is filed herewith as Exhibit 99.3 and incorporated herein by reference. The foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to the actual agreement.

Warrant Agreement

In connection with the conversion of the Issuer from a limited liability company to a corporation prior to the completion of the Issuer’s initial public offering, the Issuer entered into a warrant agreement, dated July 25, 2014 (the “Warrant Agreement”), with GAP Holdings, Radio Holdings and the other holders of warrants to purchase Class A Common Units and warrants to purchase Class A Preferred Units of the Issuer (prior to such conversion). The Warrant Agreement sets forth the terms of the warrants to purchase shares of Class A Common Stock of the Issuer into which such warrant holders’ warrants were converted pursuant to the Plan of Conversion. The warrants are subject to certain transfer restrictions and are immediately exercisable for an exercise price of $0.0001 per share of Class A Common Stock. The warrants expire on the tenth anniversary of the date of the Warrant Agreement.

The Warrant Agreement is filed herewith as Exhibit 99.4 and incorporated herein by reference. The foregoing description of the Warrant Agreement is qualified in its entirety by reference to the actual agreement.

Selldown Agreement

In connection with the Issuer’s initial public offering, the Issuer entered into a selldown agreement, dated July 25, 2014 (the “Selldown Agreement”), with GAP Holdings, Radio Holdings and certain other unitholders of the Issuer (prior to the conversion), pursuant to which the FiveWire Members, FiveWire and certain other members of our management will be subject to certain restrictions on sales of the Issuer’s common stock held by them. Pursuant to the terms of the Selldown Agreement, the FiveWire Members, FiveWire and management members will generally be restricted from transferring a specified percentage of the shares of the Issuer’s common stock held by them at the closing of the Issuer’s initial public offering. If Oaktree sells a portion of the shares of the Issuer’s common stock or warrants to purchase shares of the Issuer’s common stock that it holds (the percentage of such shares and warrants, collectively, of the total number of shares and warrants held by Oaktree at such time that it sells in such a transaction, referred to as the “Sale Percentage”), the FiveWire Members, FiveWire and management members will be permitted to sell a percentage of the shares of common stock and warrants held by them, up to an amount equal to the Sale Percentage. Under the Selldown Agreement, approximately 50%, 100% and 100% of the shares of Class B Common Stock held by FiveWire, Mr. Price and Mr. Rosenstein, respectively, will be subject to the foregoing restrictions on transfer. The Selldown Agreement will terminate on the earlier of (i) the date that Oaktree no longer holds at least 10% of the shares of common stock and warrants exercisable for common stock, collectively, held by Oaktree immediately following the closing of the Issuer’s initial public offering, and (ii) the third anniversary of the closing of the Issuer’s initial public offering.

The Selldown Agreement is filed herewith as Exhibit 99.5 and incorporated herein by reference. The foregoing description of the Selldown Agreement is qualified in its entirety by reference to the actual agreement.

Carried Interest

Series AIF, as the general partner of Principal Opportunities, has a carried interest in Principal Opportunities.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by GAP Holdings, Radio Holdings, FiveWire or the FiveWire Members.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1*	Joint Filing Agreement, dated as of August 8, 2014, by and among OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P., OCM/GAP Holdings IV, Inc., OCM Principal Opportunities Fund IV AIF (Delaware), L.P., Oaktree Fund AIF Series, L.P., Oaktree Fund GP AIF, LLC, Oaktree Fund GP III, L.P., Oaktree AIF Investments, L.P., Oaktree AIF Holdings, Inc., Oaktree Capital Group Holdings, L.P., Oaktree Capital Group Holdings GP, LLC, FiveWire Media Ventures LLC, Steven Price, Stuart Rosenstein, Alex Berkett, Dhruv Prasad and Scott Schatz.

99.2†	Second Amended and Restated Registration Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV AIF GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and the other persons signatory thereto.

99.3†	Stockholders Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P., FiveWire Media Ventures, LLC, Steven Price, Stuart Rosenstein, Alex Berkett, Dhruv Prasad and Scott Schatz.

99.4†	Warrant Agreement, dated as of July 25, 2014, by and among Townsquare Media, Inc., the persons set forth on Schedule I thereto, and any other registered holders of the Warrant Certificates (as defined therein) from time to time party thereto.

99.5*	Selldown Agreement, dated as of July 25, 2014, by and among Townsquare Media, LLC, OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and certain unitholders of Townsquare Media, LLC.

*	Filed herewith.

†	Previously filed as an exhibit to the Current Report on Form 8-K filed on July 31, 2014 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2014

OCM POF IV AIF GAP HOLDINGS, L.P.

By: OCM/GAP Holdings IV, Inc.
Its: General Partner

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ David Quick
Name: David Quick
Title: Authorized Signatory

OCM PF/FF RADIO HOLDINGS PT, L.P.

By: Oaktree Fund AIF Series, L.P. – Series D and Oaktree Fund AIF Series, L.P. – Series I
Its: General Partner

By: Oaktree Fund GP AIF, LLC
Its: General Partner

By: Oaktree Fund GP III, L.P.
Its: Managing Member

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ David Quick
Name: David Quick
Title: Authorized Signatory

OCM/GAP HOLDINGS IV, INC.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ David Quick
Name: David Quick
Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV AIF (DELAWARE), L.P.

By: Oaktree Fund AIF Series, L.P. - Series B
Its: General Partner

By: Oaktree Fund GP AIF, LLC
Its: General Partner

By: Oaktree Fund GP III, L.P.
Its: Managing Member

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ David Quick
Name: David Quick
Title: Authorized Signatory

OAKTREE FUND AIF SERIES, L.P. -
SERIES I, SERIES D AND SERIES B

By: Oaktree Fund GP AIF, LLC
Its: General Partner

By: Oaktree Fund GP III, L.P.
Its: Managing Member

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ David Quick
Name: David Quick
Title: Authorized Signatory

OAKTREE FUND GP AIF, LLC

By: Oaktree Fund GP III, L.P.
Its: Managing Member

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE FUND GP III, L.P

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE AIF INVESTMENTS, L.P.

By: Oaktree AIF Holdings, Inc.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE AIF HOLDINGS, INC.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

FIVEWIRE MEDIA VENTURES LLC

By:	/s/Steven Price
Name: Steven Price
Title: President

By:	/s/Steven Price
Name: Steven Price

By:	/s/ Stuart Rosenstein
Name: Stuart Rosenstein

By:	/s/ Alex Berkett
Name: Alex Berkett

By:	/s/ Dhruv Prasad
Name: Dhruv Prasad

By:	/s/ Scott Schatz
Name: Scott Schatz

EXHIBIT INDEX

Exhibit	Description

99.1*	Joint Filing Agreement, dated as of August 8, 2014, by and among OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P., OCM/GAP Holdings IV, Inc., OCM Principal Opportunities Fund IV AIF (Delaware), L.P., Oaktree Fund AIF Series, L.P., Oaktree Fund GP AIF, LLC, Oaktree Fund GP III, L.P., Oaktree AIF Investments, L.P., Oaktree AIF Holdings, Inc., Oaktree Capital Group Holdings, L.P., Oaktree Capital Group Holdings GP, LLC, FiveWire Media Ventures LLC, Steven Price, Stuart Rosenstein, Alex Berkett, Dhruv Prasad and Scott Schatz.

99.2†	Second Amended and Restated Registration Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV AIF GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and the other persons signatory thereto.

99.3†	Stockholders Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P., FiveWire Media Ventures, LLC, Steven Price, Stuart Rosenstein, Alex Berkett, Dhruv Prasad and Scott Schatz.

99.4†	Warrant Agreement, dated as of July 25, 2014, by and among Townsquare Media, Inc., the persons set forth on Schedule I thereto, and any other registered holders of the Warrant Certificates (as defined therein) from time to time party thereto.

99.5*	Selldown Agreement, dated as of July 25, 2014, by and among Townsquare Media, LLC, OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and certain unitholders of Townsquare Media, LLC.

*	Filed herewith.

†	Previously filed as an exhibit to the Current Report on Form 8-K filed on July 31, 2014 and incorporated herein by reference.

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.

Oaktree AIF Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below:

Name	Principal Occupation

Howard Marks	Chairman

Bruce Karsh	President

John Frank	Managing Principal

David Kirchheimer	Chief Financial Officer and Chief Administrative Officer

Todd Molz	Managing Director, General Counsel and Secretary

Susan Gentile	Managing Director and Chief Accounting Officer

Name	Principal Occupation

John Edwards	Managing Director and Treasurer

Richard Ting	Managing Director, Associate General Counsel and Assistant Secretary

Lisa Arakaki	Managing Director

Brian Beck	Managing Director

Martin Boskovich	Managing Director

Jay Ghiya	Managing Director

Cary Kleinman	Managing Director

Emily Stephens	Managing Director

Jeffrey Joseph	Vice President

Philip McDermott	Assistant Vice President

Jordan Mikes	Assistant Vice President

Oaktree AIF Investments, L.P.

The general partner and limited partner of Oaktree AIF Investments, L.P. is Oaktree AIF Holdings, Inc.

Oaktree Fund GP III, L.P.

The general partner of Oaktree Fund GP III, L.P. is Oaktree AIF Investments, L.P.

Oaktree Fund GP AIF, LLC

The sole member of Oaktree Fund GP AIF, LLC is Oaktree Fund GP III, L.P.

Oaktree Fund AIF Series, L.P.

The general partner of Oaktree Fund AIF Series, L.P. is Oaktree Fund GP AIF, LLC.

OCM Principal Opportunities Fund IV AIF (Delaware), L.P.

The general partner of OCM Principal Opportunities Fund IV AIF (Delaware), L.P. is Oaktree Fund AIF Series, L.P.

OCM/GAP Holdings IV, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below:

Name	Principal Occupation

Jim Ford	Director and President

David Quick	Director and Secretary

OCM POF IV AIF GAP Holdings, L.P.

The general partner of OCM POF IV AIF GAP Holdings, L.P. is OCM/GAP Holdings IV, Inc.

OCM PF/FF Radio Holdings PT, L.P.

The general partners of OCM PF/FF Radio Holdings PT, L.P. are Oaktree Fund AIF Series, L.P. - Series I and Oaktree Fund AIF Series, L.P. - Series D.

ANNEX B

FiveWire Media Ventures LLC

The name and principal occupation of each of the members of FiveWire Media Ventures LLC and its executive officers are listed below.

Name	Principal Occupation

Steven Price	Managing member and President of FiveWire and Chairman and Chief Executive Officer of the Issuer.

Stuart Rosenstein	Member of FiveWire and Executive Vice President and Chief Financial Officer of the Issuer.

Alex Berkett	Member of FiveWire and Executive Vice President of the Issuer.

Dhruv Prasad	Member of FiveWire and Executive Vice President of the Issuer.

Scott Schatz	Member of FiveWire and Senior Vice President of the Issuer.